Exhibit 99.1

EXECUTION VERSION

DEFINITIVE AGREEMENT

between

PURPOSE INVESTMENTS INC.

- and -

SILVER ADMINISTRATORS LTD.

- and -

SILVER BULLION TRUST

- and -

CENTRAL GOLD MANAGERS INC.

- and -

CENTRAL GOLDTRUST

November 26, 2015

- i -

- ii -

THIS AGREEMENT is made November 26, 2015

BETWEEN:

PURPOSE INVESTMENTS INC., a corporation governed by the laws of the Province of Ontario

(“Purpose”)

- and -

SILVER ADMINISTRATORS LTD., a corporation governed by the laws of the Province of Ontario

(the “SBT Administrator”),

- and -

SILVER BULLION TRUST, by Bruce Heagle, in his capacity as trustee and not in his personal capacity

(“SBT”),

- and -

CENTRAL GOLD MANAGERS INC., a corporation governed by the laws of the Province of Ontario

(the “CGT Administrator”),

- and -

CENTRAL GOLDTRUST, by Bruce Heagle, in his capacity as trustee and not in his personal capacity

(“CGT”, and together with Purpose, the SBT Administrator, SBT and the CGT Administrator, the “Parties”).

RECITALS:

A.	WHEREAS pursuant to a letter of intent dated November 17, 2015 between SBT, the SBT Administrator and Purpose (the “SBT LOI”), SBT, the SBT Administrator and Purpose wish to, among other matters, (i) amend the amended and restated declaration of trust of SBT dated July 9, 2009 (the “SBT Declaration of Trust”) to effect a conversion of SBT into an exchange traded fund (an “ETF”), (ii) enter into an agreement (the “SBT Management Agreement”), effective upon the conversion of SBT into an ETF, to provide for Purpose to act as the investment fund manager of SBT to provide day to day administration, marketing and promotion, and (iii) enter into an agreement (the “SAL Agreement”), effective upon the conversion of SBT into an ETF, to provide for the SBT Administrator to provide bullion asset inventory management and, at the option of the SBT Administrator, daily valuation services, to SBT (collectively, the “SBT Transaction”).

B.	WHEREAS pursuant to a letter of intent dated November 17, 2015 between CGT, the CGT Administrator and Purpose (the “CGT LOI”), CGT, the CGT Administrator and Purpose wish to, among other matters, (i) amend the amended and restated declaration of trust of CGT dated April 24, 2008 (the “CGT Declaration of Trust”) to effect a conversion of CGT into an ETF, (ii) enter into an agreement (the “CGT Management Agreement”), effective upon the conversion of CGT into an ETF, to provide for Purpose to act as the investment fund manager of CGT to provide day to day administration, marketing and promotion, and (iii) enter into an agreement (the “CGM Agreement”), effective upon the conversion of CGT into an ETF, to provide for the CGT Administrator to provide bullion asset inventory management and, at the option of the CGT Administrator, daily valuation services, to CGT (collectively, the “CGT Transaction”).

C.	WHEREAS the Parties intend that the Transactions qualify as transactions that have no material adverse Tax consequences for SBT, CGT or their respective Unitholders for Canadian and U.S. federal income Tax purposes.

D.	WHEREAS the independent trustees of each of SBT and CGT have agreed to call and hold a special meeting of the unitholders of SBT and of the unitholders of CGT, as the case may be, to approve the SBT Transaction and the CGT Transaction, as applicable.

THEREFORE, the Parties agree as follows:

ARTICLE 1
DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, the following words and terms have the following meanings:

“Administration Fee” has the meaning given to it under Section 2.4.

“Administrators” means, collectively, the SBT Administrator and the CGT Administrator, and “Administrator” means any one of them.

“Affiliate” means with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.

“Agreement” means this agreement, including all recitals, schedules and all amendments or restatements as permitted under this agreement, and references to “Recital”, “Article” or “Section” mean the specified Recital, Article or Section of this Agreement.

2

“Agreement Expenses” means the costs and expenses incurred by the Parties in connection with the transactions contemplated by this Agreement that relate to the SBT LOI, the CGT LOI, this Agreement, the SBT Management Agreement, the CGT Management Agreement, the SAL Agreement and the CGM Agreement, as the case may be.

“Alternative Transaction” has the meaning given to it under Section 5.5(a).

“Applicable Law” means, in respect of any Person, property, transaction or event, all present and future laws, statutes, regulations, treaties, judgments and decrees applicable to that Person, property, transaction or event and, whether or not having the force of law, all applicable requirements, requests, official directives, rules, consents, Approvals, authorizations, guidelines, orders and policies of any Governmental Authority having or purporting to have authority over that Person, property, transaction or event.

“Approvals” means licences, qualifications, authorizations, consents, certificates, registrations, exemptions, waivers, filings, grants, notifications, privileges, rights, Orders, judgments, rulings, directives, permits, authorizations and other approvals, including any required approvals of a Governmental Authority.

“Audited Financial Statements” means, in respect of a Trust, the audited financial statements of the Trust for its fiscal year ended December 31, 2014.

“Base AUM Level” means the five-day average of the total net assets of the applicable Trust ending on the date that is six months following the Closing Date.

“Books and Records” means all books, records, files and papers of the Trusts in the possession of the Administrators or the Trusts themselves, as the case may be, including financial, legal and Tax working papers, financial, legal and Tax books and records, rulings, Orders, exemptions, business reports, advertising materials and all copies and recordings of the foregoing, whether stored electronically, digitally or on computer-related media.

“Business Day” means a day other than a Saturday or Sunday or a day that is a civic or statutory holiday in Toronto, Ontario.

“CGM Agreement” has the meaning given to it in the Recitals.

“CGT” has the meaning given to it in the Recitals.

“CGT Administrator” has the meaning given to it in the Recitals.

“CGT Declaration of Trust” has the meaning given to it in the Recitals.

“CGT LOI” has the meaning given to it in the Recitals.

“CGT Management Agreement” has the meaning given to it in the Recitals.

“CGT Unitholders” means the holders of one or more CGT Units.

3

“CGT Units” means the beneficial interests in CGT that are divided into interests of one class, as entitled to the rights and subject to the limitations, restrictions and conditions set out in the CGT Declaration of Trust.

“CGT Transaction” has the meaning given to it in the Recitals.

“Circulars” means, collectively, the management information circular of each Trust, as provided in Section 2.2(a) and Section 2.2(b), and “Circular” means either one of them.

“Claim” means (a) any suit, action, dispute, investigation, grievance, claim, arbitration, Order, summons, citation, directive, ticket, charge, demand or prosecution, whether legal or administrative; (b) any other proceeding; or (c) any appeal or application for review; at law or in equity or before or by any Governmental Authority.

“Closing” means the completion of the SBT Transaction and/or the CGT Transaction on the applicable Closing Date.

“Closing Date” means a date that is no more than five Business Days following the satisfaction or waiver of all of the conditions to Closing of the applicable Transaction as set out under Article 6.

“Confidential Information” has the meaning given to it under Section 9.1(a).

“Contract” means any agreement, contract, indenture, lease, deed of trust, licence, option, undertaking, promise or any other commitment or obligation, whether oral or written, express or implied.

“control”, with respect to the relationship with a Person, means: (a) if that Person is a corporation, the holding of securities of that Person to which are attached more than 50% of the votes that may be cast for the election of directors and those votes are sufficient, if exercised, to elect a majority of the board of directors; or (b) the right, directly or indirectly, to direct or cause the direction of the management of the affairs of that Person, whether by ownership of equity interests, by Contract or otherwise; and “controls” and “controlled” have corresponding meanings.

“Conversion Date” means, in respect of a Trust, the date on which the final receipt for the Prospectus from the securities regulators in the provinces and territories of Canada has been obtained.

“Damages” means any losses, liabilities, damages or expenses (including legal fees and expenses) whether resulting from a Claim that is instituted or asserted by a third party, including a Governmental Authority, or a cause, matter, thing, act, omission or state of facts not involving a third party.

“Disclosing Party” has the meaning given to it under Section 9.1(a).

4

“Disclosure Documents” in respect of a Trust means the annual information form of the Trust for the year ended December 31, 2014, together with its Audited Financial Statements, the management discussion and analysis in respect of its most recently completed fiscal year, the unaudited financial statements for each quarterly period subsequent to such fiscal year and the quarterly management discussion and analysis for each subsequent quarterly period, if any, and any material change report filed after the annual information form of the Trust for the year ended December 31, 2014.

“Effective Time” means 10:00 a.m. (Toronto time) on the Closing Date.

“ETF” has the meaning given to it in the Recitals.

“Exchange” means The Toronto Stock Exchange, and in respect of CGT, includes the New York Stock Exchange.

“Expenses” means, collectively, the Agreement Expenses and the Other Transaction Expenses.

“Governmental Authority” means any domestic or foreign government, whether federal, provincial, state, territorial, local, regional, municipal, or other political jurisdiction, and any agency, authority, instrumentality, court, tribunal, board, commission, bureau, arbitrator, arbitration tribunal or other tribunal, or any quasi-governmental or other entity, insofar as it exercises a legislative, judicial, regulatory, administrative, expropriation or taxing power or function of or pertaining to government.

“Growth AUM Amount” means, as of any date that is one day and six months following the Closing Date, the total net assets of each applicable Trust less the Base AUM Level of such Trust as of such date.

“IFRS” means International Financial Reporting Standards.

“Indemnified Party” has the meaning given to it under Section 8.4(b).

“Indemnifying Party” has the meaning given to it under Section 8.4(b).

“independent trustees” means the trustees of the Trusts, as the case may be, other than trustees appointed by the applicable Administrator.

“Interim Period” means the period from the close of business on the date of this Agreement to the earlier of (i) Closing, and (ii) the date on which this Agreement is terminated in accordance with Article 7.

“Material Adverse Effect” means any change, effect, occurrence or fact that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets or liabilities of the Trusts, taken as a whole, or the ability to administer or manage the assets of the Trusts, taken as a whole, provided that none of the following shall be taken into account in determining whether there has been a Material Adverse Effect: any change, effect, occurrence or fact resulting from or arising in connection with: (i) general economic, credit, capital, or financial markets or political conditions; (ii) general conditions in the industry in which the Trusts primarily operate; (iii) any outbreak or acts of war, sabotage or terrorism, civil unrest, natural or man-made disaster occurring after the date of this Agreement; except, in each case, to the extent that the Trusts are disproportionately affected thereby as compared with other participants in the industry in which the Trusts primarily operate.

5

“Meeting Expenses” means the costs and expenses incurred by the Trusts in connection with the Trust Meeting Materials (i.e. the preparation, review, printing and distribution of such materials) and the Trust Meetings (i.e. calling and holding the Trust Meetings and any solicitation costs with respect to such meetings).

“misrepresentation” has the meaning given to it under the Securities Act.

“Notice” has the meaning given to it under Section 10.4.

“Order” means any order, judgment, injunction, decree, award or writ of any court, tribunal, arbitrator, Governmental Authority, or other Person having jurisdiction.

“Other Transaction Expenses” means the costs and expenses incurred by the Parties in connection with the transactions contemplated by this Agreement that relate to the Prospectuses, the SBT Declaration of Trust, the CGT Declaration of Trust, as the case may be, but excluding the Meeting Expenses.

“Outside Date” means (i) April 30, 2016 or (ii) such earlier or later date as the Parties may mutually agree to in writing.

“Parties” has the meaning given to it in the Recitals, and “Party” has a corresponding meaning.

“Person” means any natural person, sole proprietorship, partnership, corporation, trust, joint venture, any Governmental Authority or any incorporated or unincorporated entity or association of any nature and pronouns referring to a Person have a similarly extended meaning.

“Prospectuses” has the meaning given to it under Section 2.2(d).

“Purpose” has the meaning given to it in the Recitals.

“Purpose Indemnified Parties” has the meaning given to it under Section 8.1.

“Receiving Party” has the meaning given to it under Section 9.1(a).

“Representatives” means, with respect to any Party, its Affiliates and, if applicable, its and their respective trustees, directors, officers, employees, agents and other representatives and advisors.

“Right to Match Period” has the meaning given to it under Section 5.5(d)(v).

“SAL Agreement” has the meaning given to it in the Recitals.

“SBT” has the meaning given to it in the Recitals.

6

“SBT Administrator” has the meaning given to it in the Recitals.

“SBT Declaration of Trust” has the meaning given to it in the Recitals.

“SBT LOI” has the meaning given to it in the Recitals.

“SBT Management Agreement” has the meaning given to it in the Recitals.

“SBT Unitholders” means the holders of one or more SBT Units.

“SBT Units” means the beneficial interests in SBT that are divided into interests of one class, as entitled to the rights and subject to the limitations, restrictions and conditions set out in the SBT Declaration of Trust.

“SBT Transaction” has the meaning given to it in the Recitals.

“Securities Act” means the Securities Act (Ontario).

“SEDAR” means The System for Electronic Document Analysis and Retrieval.

“Special Resolution” means a resolution to be passed as a special resolution at a meeting of the SBT Unitholders or the CGT Unitholders (including an adjourned meeting), as the case may be, duly convened for that purpose and held in accordance with the provisions of the SBT Declaration of Trust and the CGT Declaration of Trust, as the case may be, at which a quorum is present, which resolution is passed by the affirmative votes of the holders of not less than 66 2/3% of the SBT Units or the CGT Units, as the case may be, represented at the meeting and voted upon such resolution, and any other Unitholder approval as may be required under Applicable Law.

“Superior Proposal” means a bona fide unsolicited Alternative Transaction:

(i)	that did not result from a breach of Section 5.5;

(ii)	that is made in writing after the date of this Agreement, including any variation or other amendment of an Alternative Transaction (including any variation or other amendment made after the date of this Agreement by or from Sprott Asset Management or any of its Affiliates to the terms of any offers made by Affiliates of Sprott Asset Management);

(iii)	that complies with all applicable securities laws in all material respects;

(iv)	that is not subject to any due diligence or access condition;

(v)	that the independent trustees of the Trusts have determined in good faith (after consultation with their financial and legal advisors) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Alternative Transaction and the Person proposing such Alternative Transaction; and

7

(vi)	in respect of which the independent trustees of the Trusts have determined, in good faith (after consultation with their financial and legal advisors), that (A) the failure to recommend such Alternative Transaction to their respective Unitholders would be inconsistent with their fiduciary duties, and (B) such Alternative Transaction would, if consummated in accordance with its terms, result in a transaction more favourable to the Unitholders, as applicable, from a financial point of view, than the transactions contemplated by this Agreement.

“Superior Proposal Notice” has the meaning given to it under Section 5.5(d)(iv).

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means all returns, declarations, designations, elections, forms, schedules, reports and other documents of every nature whatsoever required to be filed with any Governmental Authority with respect to any Taxes.

“Taxes” means (i) any and all taxes, duties, fees, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Authority, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, environment, indebtedness, surplus, sales, goods and services, harmonized sales, use, value added, excise, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority on or in respect of amounts of the type described in clause (i) above or this clause (ii); and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any Party, and “Tax” has a corresponding meaning.

“Transactions” means, collectively, the SBT Transaction and the CGT Transaction.

“Trust Contracts” means, with respect to a Trust, the administrative services agreement, the declaration of trust, the storage and safekeeping agreement and the registrar and transfer agency agreement.

“Trust Indemnified Parties” has the meaning given to it under Section 8.3.

“Trust Meeting” means, in respect of a Trust, the special meeting of the SBT Unitholders or the CGT Unitholders, as applicable, including any adjournment or postponement thereof, to be called and held in accordance with this Agreement and the SBT Declaration of Trust and the CGT Declaration of Trust, as applicable, to consider and, if deemed advisable by the SBT Unitholders or the CGT Unitholders, as the case may be, approve the SBT Transaction and the CGT Transaction, as the case may be, by a Special Resolution.

8

“Trust Meeting Materials” means, in respect of each Trust, a written notice of its Trust Meeting together with its respective Circular and other written materials to be sent to its Unitholders, in connection with its Trust Meeting.

“Trusts” means, collectively, SBT and CGT, and “Trust” means any one of them.

“Unitholders” means, collectively, the SBT Unitholders and the CGT Unitholders, and “Unitholder” means any one of them.

“Units” means, collectively, the SBT Units and the CGT Units.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2	Certain Rules of Interpretation

(a)	Consent – Whenever a provision of this Agreement requires an Approval or consent and the Approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or Approval is required shall be conclusively deemed to have withheld its Approval or consent.

(b)	Currency – Unless otherwise specified, all references to money amounts are to the lawful currency of Canada.

(c)	Governing Law – This Agreement is a contract made under and shall be governed by and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario.

(d)	Headings – Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(e)	Including – Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(f)	No Strict Construction – The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

9

(h)	Severability – If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, the provision shall, as to that jurisdiction, be ineffective only to the extent of the restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction, or without affecting its application to other Parties or circumstances.

(i)	Statutory References – A reference to a statute includes all regulations and rules made pursuant to the statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.

(j)	Time – Time is of the essence in the performance of the Parties’ respective obligations.

(k)	Time Periods – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done, shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.3	Knowledge

Any reference to the knowledge of any Party means the actual knowledge of the directors, trustees and officers (as applicable) of such Party, after reasonable inquiry regarding the relevant matter.

1.4	Entire Agreement

This Agreement, and the agreements and other documents required to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties and set out all the covenants, promises, warranties, representations, conditions and agreements between the Parties in connection with the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise, including the SBT LOI and the CGT LOI. There are no covenants, promises, warranties, representations, conditions or other agreements, whether oral or written, pre-contractual or otherwise, express, implied or collateral, whether statutory or otherwise, between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document required to be delivered pursuant to this Agreement.

10

ARTICLE 2

THE TRANSACTIONS

2.1	Trust Meetings

(a)	The independent trustees of SBT agree to call and hold a Trust Meeting of the SBT Unitholders to seek Approval, by Special Resolution, to (i) amend the SBT Declaration of Trust to effect a conversion of SBT into an ETF (including the conversion from a corporate finance issuer to an investment fund), (ii) enter into the SBT Management Agreement, effective upon the conversion of SBT into an ETF, to provide for Purpose to act as the investment fund manager of SBT to provide day to day administration, marketing and promotion activity, and (iii) enter into the SAL Agreement, effective upon the conversion of SBT into an ETF, to provide for the SBT Administrator to provide bullion asset inventory management and, at the option of the SBT Administrator, daily valuation services to SBT.

(b)	The independent trustees of CGT agree to call and hold a Trust Meeting of the CGT Unitholders to seek Approval, by Special Resolution, to (i) amend the CGT Declaration of Trust to effect a conversion of CGT into an ETF (including the conversion from a corporate finance issuer to an investment fund), (ii) enter into the CGT Management Agreement, effective upon the conversion of CGT into an ETF, to provide for Purpose to act as the investment fund manager of CGT to provide day to day administration, marketing and promotion activity, and (iii) enter into the CGM Agreement, effective upon the conversion of CGT into an ETF, to provide for the CGT Administrator to provide bullion asset inventory management and, at the option of the CGT Administrator, daily valuation services to CGT.

(c)	Without limiting the generality of the foregoing, each of the Trusts shall:

(i)	call, convene and hold a Trust Meeting, including conducting all business for which such meetings have been called, as soon as possible and in any event no later than January 29, 2016, for the purpose of considering the SBT Transaction and the CGT Transaction, as applicable, in accordance with Applicable Law and the SBT Declaration of Trust and the CGT Declaration of Trust, as applicable;

(ii)	except as otherwise required for quorum purposes or by Applicable Law, not adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation) or fail to call or hold the Trust Meetings without the prior written consent of Purpose;

(iii)	solicit from SBT Unitholders and the CGT Unitholders, as the case may be, proxies in favour of the Special Resolutions with respect to approving the contemplated amendments to the SBT Declaration of Trust and the CGT Declaration of Trust, as applicable, as provided in Section 2.1(a) and Section 2.1(b), as applicable;

(iv)	take all such other commercially reasonable actions as are necessary or desirable in furtherance of obtaining the Approval of the Transactions by the applicable Unitholders; and

in each case, regardless of whether any Alternative Transaction has been announced, proposed or made.

11

(d)	The Administrators shall vote or cause to be voted in favour of the Transactions any Units held by the Administrators, their Affiliates or their associates.

2.2	Materials and Actions for the Trust Meetings

(a)	As promptly as possible after the execution of this Agreement, SBT will, with the assistance of the SBT Administrator and Purpose, (i) prepare and mail to SBT Unitholders in advance of the Trust Meeting for SBT (A) a notice of meeting in accordance with section 11.3 of the SBT Declaration of Trust and (B) a management information circular, that will contain, among other things, the recommendation of the independent trustees of SBT in favour of the SBT Transaction, (ii) prepare, mail or file, as applicable, any other document that with the agreement of Purpose may be required to implement the SBT Transaction, and (iii) take or cause to be taken all other actions required under the SBT Declaration of Trust or otherwise to properly call and conduct a Trust Meeting of the SBT Unitholders to approve the SBT Transaction.

(b)	As promptly as possible after the execution of this Agreement, CGT will, with the assistance of the CGT Administrator and Purpose, (i) prepare and mail to CGT Unitholders in advance of the Trust Meeting for CGT (A) a notice of meeting in accordance with section 11.3 of the CGT Declaration of Trust and (B) a management information circular, that will contain, among other things, the recommendation of the independent trustees of CGT in favour of the CGT Transaction, (ii) prepare, mail or file, as applicable, any other document that with the agreement of Purpose may be required to implement the CGT Transaction, and (iii) take or cause to be taken all other actions required under the CGT Declaration of Trust or otherwise to properly call and conduct a Trust Meeting of the CGT Unitholders to approve the CGT Transaction.

(c)	Notwithstanding Section 2.2(a) and Section 2.2(b), as promptly as possible after the execution of this Agreement, each of the Trusts shall, with the assistance of the Administrators and Purpose, prepare and complete its respective Circular (and any amendments thereto), as well as other Trust Meeting Materials together with any other documents required by the Securities Act and other Applicable Law in connection with the Trust Meetings, and in connection therewith:

(i)	each of the Trusts shall include in its Circular the recommendation of the independent trustees of such Trust to its Unitholders to approve the SBT Transaction and the CGT Transaction, as the case may be;

(ii)	Purpose shall provide in writing all information concerning itself and its respective businesses and operations required to be included in the Circulars and other Trust Meeting Materials;

(iii)	Each of the Parties shall ensure that the information included in the Circulars relating to such Party shall not contain any misrepresentation as at the date of filing thereof;

12

(iv)	each of the Trusts shall provide Purpose with drafts of its respective Trust Meeting Materials;

(v)	Purpose shall provide any comments on the drafts described in Section 2.2(c)(iv);

(vi)	the Trusts shall give reasonable consideration to any comments provided by Purpose in accordance with Section 2.2(c)(v) and shall include in the Trust Meeting Materials any reasonable comments provided by Purpose;

(vii)	each Party shall use its commercially reasonable efforts to obtain any necessary consents from its auditors and any of its other advisors to the use of any financial or other expert information required to be included in the Trust Meeting Materials, as applicable, and to the identification in such filings of each such advisor;

(viii)	subject to the terms and conditions of this Section 2.2, the final form and content of the Trust Meeting Materials shall be in the form prepared by the Trusts and reviewed and commented on by Purpose and shall be in accordance with Applicable Law in all material respects and shall not contain a misrepresentation as at the date of filing;

(ix)	each of the Trusts shall, to the extent possible, abridge the timing requirements contained in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer as permitted by Section 2.20 thereof and shall cause its Trust Meeting Materials to be sent to its Unitholders and to be filed with or submitted to applicable Governmental Authorities in accordance with Applicable Law and the SBT Declaration of Trust and the CGT Declaration of Trust, as the case may be; and

(x)	each Party shall promptly notify the other Parties if, at any time before Closing, it becomes aware that any of the Trust Meeting Materials, contains a misrepresentation or otherwise requires an amendment or supplement. The Trusts shall provide Purpose and its legal counsel with a reasonable opportunity to review and comment on any such amendment or supplement to the Trust Meeting Materials and shall give reasonable consideration to any comments received from Purpose and its legal counsel prior to such amendment or supplement being mailed or otherwise publicly disseminated. The Trusts shall thereafter promptly mail or otherwise publicly disseminate any such amendment or supplement to the Trust Meeting Materials, and, if required by securities laws, including the Securities Act, file the same with the applicable Governmental Authority and as is otherwise required.

13

(d)	As promptly as possible after the mailing of the Circulars and the other Trust Meeting Materials and in any event prior to Closing, the Parties will jointly prepare a preliminary long form prospectus in both the English and French languages in accordance with National Instrument 41-101 Information Required in an Investment Fund Prospectus in Form 41-101F2 for each of the Trusts and, with respect to CGT, if agreed to by CGT and Purpose, a registration statement under the U.S. Securities Act (collectively, the “Prospectuses”, and each, a “Prospectus”) in connection with the proposed continuous distribution of the Units following Closing, and in connection therewith:

(i)	the Trusts shall, in accordance with accounting requirements, prepare and deliver in a timely manner all financial statements, management discussion and analysis and other financial information required for the Prospectuses in both the English and French languages;

(ii)	the Trusts and Purpose shall jointly prepare drafts of the Prospectuses, and the Trusts shall prepare the initial drafts of the Prospectuses;

(iii)	Purpose shall provide any comments on the drafts described in Section 2.2(d)(ii);

(iv)	the Trusts shall give reasonable consideration to any comments provided by Purpose in accordance with Section 2.2(c)(iv);

(v)	immediately following Closing, the Trusts shall file the Prospectuses and use their commercially reasonable efforts to satisfy any comments from the securities regulators on the Prospectuses, and to provide Purpose and its legal counsel with a reasonable opportunity to comment on any response letters or communications with the securities regulators in connection with the clearance of the Prospectuses, and the Trusts will give reasonable consideration to such comments;

(vi)	each Party shall use its commercially reasonable efforts to obtain any necessary consents from its auditors and any of its other advisors to the use of any financial or other expert information required to be included in Prospectuses and to the identification in such filings of each such advisor;

(vii)	subject to the terms and conditions of this Section 2.2, the final form and content of each of the Prospectuses shall be in the form prepared by the Trusts and reviewed and commented on by Purpose and shall be in accordance with Applicable Law in all material respects and shall not contain a misrepresentation as at the date of filing;

(viii)	following clearance of the Prospectuses with the securities regulatory authorities, the Trusts shall cause the final Prospectuses to be filed with Governmental Authorities in accordance with Applicable Law; and

14

(ix)	the Trusts shall promptly notify Purpose if it becomes aware that either of the Prospectuses or any supplement or amendment thereto, as the case may be, contains a misrepresentation or otherwise requires an amendment or supplement. The Trusts shall provide Purpose and its legal counsel with a reasonable opportunity to review and comment on any such amendment or supplement to the Prospectuses or any supplement or amendment thereto, as the case may be, and shall give reasonable consideration to any comments received from Purpose or its legal counsel prior to such amendment or supplement being filed or otherwise publicly disseminated. The Trusts shall thereafter promptly file or otherwise publicly disseminate any such amendment or supplement to their respective Prospectuses or any supplement or amendment thereto, as the case may be.

2.3	Receipt of Approvals

The Parties agree to use their commercially reasonable best efforts to (i) obtain the requisite Approvals of the SBT Unitholders and the CGT Unitholders to approve the SBT Transaction and the CGT Transaction, respectively, (ii) any Approvals that may be required of the Exchange or any other stock exchange in connection with the Transactions, (iii) any other Approvals of any Governmental Authority that may be required in connection with the Transactions, and (iv) cause the conditions to Closing in Article 6 to be satisfied as soon as reasonably possible.

2.4	Administration Fees

Under the SBT Management Agreement and the CGT Management Agreement, Purpose shall be paid a fee (the “Administration Fee”), calculated on the same basis as the administration fees that each of the Trusts pays to their respective Administrators as of the date of this Agreement. In addition, Purpose shall pay out of the Administration Fee the fees for the services provided by the applicable Administrator under the SAL Agreement and the CGM Agreement, for so long as Purpose is the investment fund manager of such Trust, all as follows:

(a)	Revenue Sharing Structure

(i)	For the period beginning on the first day following the Closing Date until the last day of the six-month period after the Closing Date, 60% of the total Administration Fee for SBT shall be paid to the SBT Administrator and 40% of the total Administration Fee for SBT shall be paid to Purpose.

(ii)	For the period beginning on the first day following the Closing Date until the last day of the six-month period after the Closing Date, 60% of the total Administration Fee for CGT shall be paid to the CGT Administrator and 40% of the total Administration Fee for CGT shall be paid to Purpose.

(iii)	Following such six-month period, (i) 60% of the Administration Fee based on the Base AUM Level of SBT shall be paid to the SBT Administrator and 40% of the Administration Fee based on the Base AUM Level of SBT shall be paid to Purpose; and (ii) 40% of the Administration Fee based on the Growth AUM Amount of SBT shall be paid to the SBT Administrator and 60% of the Administration Fee based on the Growth AUM Amount of SBT shall be paid to Purpose.

15

(iv)	Following such six-month period, (i) 60% of the Administration Fee based on the Base AUM Level of CGT shall be paid to the CGT Administrator and 40% of the Administration Fee based on the Base AUM Level of CGT shall be paid to Purpose; and (ii) 40% of the Administration Fee based on the Growth AUM Amount of CGT shall be paid to the CGT Administrator and 60% of the Administration Fee based on the Growth AUM Amount of CGT shall be paid to Purpose.

(b)	Initial Reduction. Notwithstanding Section 2.4(a), the Parties agree to a 25% reduction in the Administration Fee to take effect upon the Closing Date and to remain in place until such time as the aggregate amount of the reduction of the aggregate of the Administration Fee (i) for SBT, reaches an amount equal to $100,000, and (ii) for CGT reaches an amount equal to $1,900,000, in each case reduced pro rata based on exchanges or redemptions of Units of such Trust during the first 30 days following the Conversion Date. In addition, the SBT Management Agreement and the CGT Management Agreement shall contain certain put and call arrangements with respect to securities of Purpose relating to the fees under the SAL Agreement and the CGM Agreement on the basis to be agreed upon by the parties to such agreements and as described in the letter of Purpose to the Administrators dated November 17, 2015, other than the item entitled “Equity Option for Purpose” in such letter.

2.5	Other Transaction

The Trusts shall give reasonable consideration to any restructuring of the Transactions that is not less advantageous from a financial perspective (after considering any Tax implications of such restructuring) to the Trusts or the Unitholders than the Transactions as Purpose may, acting reasonably, propose, which may be in addition to or in replacement of all or any part of the Transactions. The Trusts shall cooperate with Purpose in good faith to assess any proposed restructuring and the manner in which it might most effectively be undertaken, if at all.

ARTICLE 3
representations and warranties

3.1	Representations and Warranties of the Administrators

Each of the Administrators, severally and not jointly, represents and warrants to Purpose solely with respect to such Administrator (and not with respect to the other Administrator) as follows and acknowledges that Purpose is relying on these representations and warranties in entering into this Agreement and completing the transactions contemplated under this Agreement.

(a)	Organization and Status. Each of the Administrators is incorporated and organized, and is validly subsisting, under the laws of the jurisdiction of incorporation.

(b)	Residence. Neither of the Administrators is a non-resident of Canada within the meaning of the Tax Act.

16

(c)	Corporate Power. Each of the Administrators has all necessary corporate power and authority to own or lease or dispose of its undertakings, property and assets, to enter into this Agreement, agreements and instruments required by this Agreement to be delivered by it, and to perform its obligations under this Agreement and under the agreements and instruments required by this Agreement to be delivered by it.

(d)	Enforceability. This Agreement has been duly executed and delivered by each of the Administrators and is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, except as that enforcement may be limited by bankruptcy, insolvency and other similar laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction. Each of the Contracts, agreements and instruments required by this Agreement to be delivered by each of the Administrators, as the case may be, will at the Effective Time have been, or will be at or prior to Closing, duly executed and delivered by each of the Administrators and will be enforceable against each of the Administrators in accordance with its terms, except as that enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(e)	No Other Agreement. No Person other than Purpose or the Administrators has any Contract or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a Contract for the right to become the investment fund manager or the administrator of the Trusts, respectively, as contemplated by the Transactions.

(f)	Bankruptcy. Neither of the Administrators is an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) and neither of the Administrators has made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, and no petition for a receiving order has been presented in respect of either Administrator. Neither of the Administrators has initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver or interim receiver has been appointed in respect of either of the Administrators or any of their undertakings, property or assets and no execution or distress has been levied on any of their undertakings, property or assets, nor have any proceedings been commenced in connection with any of the foregoing.

(g)	Absence of Conflict. Neither of the Administrators is a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, obligation, instrument, charter, by-law, Order, judgment, decree, licence, Applicable Law or authorization of a Governmental Authority that would be violated, breached by, or under which default would occur or an encumbrance would, or with notice or the passage of time would, be created as a result of the execution and delivery of, or performance of obligations under, this Agreement or any other agreement to be entered into under the terms of this Agreement.

17

(h)	Litigation. Other than potentially with respect to any circumstance related to the offers made by Affiliates of Sprott Asset Management for the outstanding Units and related to the proxy contest with Polar Securities and its Affiliates at the last annual and special meetings of the Unitholders prior to the date of this Agreement, there are no Claims (whether or not purportedly on its behalf) pending or outstanding or, to the knowledge of the Administrators, threatened against either of the Administrators which would negatively affect its ability to perform its obligations under this Agreement. To the knowledge of the Administrators, there is not any factual or legal basis on which any such Claim might be commenced with any reasonable likelihood of success.

(i)	No Default under Trust Contracts. Each of the Administrators has, in all material respects, performed all of the obligations required to be performed by it and is, in all material respects, entitled to all benefits under, and it is not in default or alleged to be in default in respect of, any provision of any of the Trust Contracts to which such Administrator is a party. All Trust Contracts to which each Administrator is a party are, in all material respects, in good standing and in full force and effect, and no event, condition or occurrence exists that, after notice or lapse of time or both, would constitute a default thereunder. There is no material dispute between either of the Administrators and any other party under any Trust Contract to which such Administrator is a party and neither of the Administrators has received any notice of a material dispute.

(j)	Compliance with Applicable Law. The Administrators are administering the Trusts pursuant to the terms of the administration services agreements in effect as of the date of this Agreement between each Trust and the applicable Administrator and Applicable Law in all material respects.

(k)	No Finder’s Fee. Neither of the Administrators has taken, nor will take, any action that would cause the Trusts or Purpose to become liable to any Claim for a brokerage commission, finder’s fee or other similar arrangement in connection with the Transactions.

(l)	Fees and Expenses. The administration fees and the expenses incurred or paid by the Trusts to the Administrators and the other parties to the Trust Contracts, prior to Closing will have been incurred and paid in compliance with the Trust Contracts and Applicable Law and are consistent with the description of such fees and expenses as outlined in the SBT Declaration of Trust or the CGT Declaration of Trust, as the case may be, and the Disclosure Documents of each Trust. No amounts received or to be received by either of the Administrators under the Trust Contracts represented or will represent a prepayment or advance for services to be performed after the Closing Date.

(m)	Books and Records. The Books and Records of the Trusts have been maintained in all material respects in accordance with reasonable business practices and are complete in all material respects.

18

(n)	Trust Meeting Materials. At the time of their delivery to the Unitholders, the information and statements contained or incorporated by reference in the Trust Meeting Materials which have been provided by the Administrators will be true and correct in all material respects and will contain no misrepresentation.

(o)	Prospectuses. At the date of the Prospectuses, or the date of any amendment or supplement to either of the Prospectuses, the information and statements contained or incorporated by reference in the Prospectuses which have been provided in writing by the Administrators to be included in such document will be true and correct in all material respects and will contain no misrepresentation.

(p)	Approvals. To the knowledge of the Administrators, the Administrators have disclosed to Purpose all anticipated Approvals required to be obtained in connection with the Transactions.

3.2	Representations and Warranties of the Trusts

Each of the Trusts, severally and not jointly, represents and warrants to Purpose solely with respect to such Trust (and not in respect of the other Trust) as follows and acknowledges that Purpose is relying on these representations and warranties in entering into this Agreement and completing the transactions contemplated under this Agreement.

(a)	Organization and Status. Each of the Trusts is, and has been at all times since its creation, a validly subsisting trust established under the laws of the Province of Ontario having all necessary power, authority and capacity to own its property and assets and to carry on its business as conducted currently.

(b)	Filings and Registrations. Each of the Trusts has made all filings with securities regulatory authorities as required to be filed in accordance with Applicable Law and none of such filings contained, as at the date of filing thereof, a misrepresentation. The nature or the place of operations or the location or character of the property owned or leased by each of the Trusts does not require any registration, license or qualification of such fund in any jurisdiction except such as have been obtained.

(c)	Authorization. All necessary action has been taken, or will be taken at or prior to Closing, by each of the Trusts or on its part to authorize its execution and delivery of this Agreement, and the agreements and instruments required by this Agreement to be delivered by it under this Agreement and under the agreements and instruments required by this Agreement to be delivered by it.

(d)	Capitalization

(i)	All outstanding securities of each the Trusts have been duly authorized and validly issued in accordance with the SBT Declaration of Trust or the CGT Declaration of Trust, as the case may be, and are outstanding as fully paid and non-assessable securities.

19

(ii)	The authorized and issued capital of each of the Trusts, as applicable, is as follows: an unlimited number SBT Units and an unlimited number of CGT Units, of which there are 5,467,288 SBT Units and 19,299,000 CGT Units issued and outstanding as of the date of this Agreement, and there are no other Units, options, warrants, conversion privileges, calls or other rights, agreements, arrangements, commitments or obligations of a Trust to issue or sell any securities of such fund or securities or obligations of any kind convertible into or exchangeable for any securities of such fund or any other Person, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of a Trust.

(e)	Recommendation. The independent trustees of the Trusts have determined to recommend that their respective Unitholders vote in favour of their respective Transactions subject to their fiduciary obligations to their Unitholders, and shall make such disclosure in the their respective Circulars.

(f)	Distributions. All distributions made by any of the Trusts have been disclosed in filings required to be made with securities regulatory authorities in accordance with Applicable Law, and have only been declared or made as contemplated by the SBT Declaration of Trust or the CGT Declaration of Trust, as the case may be, and the Disclosure Documents of each Trust.

(g)	Conduct of Business. The Trusts have only carried on activities, or entered into Contracts, commitments or transactions in accordance with the SBT Declaration of Trust or the CGT Declaration of Trust, as the case may be, and their respective Disclosure Documents, and consistent with the disclosure made in the applicable Disclosure Documents.

(h)	No Other Agreement. No Person other than Purpose or the Administrators has any Contract or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a Contract for the right to become the investment fund manager or the administrator of the Trusts, respectively, as contemplated by the Transactions.

(i)	No Finder’s Fee. Other than the agreements with CIBC World Markets Inc. and D.F. King & Co., Inc., neither of the Trusts has taken, nor will take, any action that would cause the Trusts or Purpose to become liable to any Claim for a brokerage commission, finder’s fee or other similar arrangement in connection with the Transactions.

20

(j)	Taxes

(i)	With respect to each Trust, all Tax Returns and Tax information slips required to be filed with Canada Revenue Agency before the Closing Date in respect of taxation years ending prior to the Closing Date and any other applicable taxation authorities have been filed and all Tax information slips have been delivered to holders of securities thereof in accordance with the Tax Act and any other applicable taxation laws (other than failures to make such deliveries arising from the return of correspondence by the post office as undeliverable by any reason and any inadvertent or immaterial omission to make such deliveries). As of the timing of filing, such Tax Returns were true and correct in all material respects, and to the knowledge of the Trusts, such Tax Returns remain true and correct in all material respects as of the date of this Agreement. For each Trust, distributions and allocations have been made in such amounts to their respective Unitholders such that there is no liability in respect of such Trust to pay Taxes under the Tax Act, or any other applicable taxation laws for any taxation year ending prior to the Closing Date of such Trust, including any Taxes imposed on a Trust as a result of the application of the rules in the Tax Act applicable to a SIFT Trust as defined in section 122.1 of the Tax Act. Any Taxes imposed on a Trust for any taxation year of such Trust ending prior to the Closing Date have been paid by or on behalf of such Trust on or before the date on which such Taxes became due in accordance with Applicable Law.

(ii)	There are no actions, suits or other proceedings or investigations or Claims in progress pending or to the knowledge of the Trusts threatened in respect of any Trust in respect of any Taxes. No Governmental Authority has challenged, disputed or questioned either of the Trusts in respect of Taxes or of any returns, filings or other reports filed under any statute providing for Taxes. Neither of the Trusts is negotiating any assessment or reassessment with any Governmental Authority. No waivers in respect of Taxes for any of the taxation years of either of the Trusts have been requested from or filed with any Governmental Authority.

(iii)	All amounts required to be withheld or collected and remitted in respect of the Trusts in respect of any Taxes have been withheld or collected and remitted when due.

(iv)	Each of the Trusts is structured as a trust and currently meets, and at all relevant times since its creation has met, the requirements set out in the Tax Act to qualify as a “mutual fund trust”.

(v)	Neither of the Trusts is, or has at any time been, a “financial institution” as defined in section 142.2(1) of the Tax Act. Neither of the Trusts is and neither has been at any time a “SIFT Trust” as defined in section 122.1 of the Tax Act.

(vi)	The treatment under the Tax Act and Applicable Law of the Trusts and of an investor in a Trust, and the Administrators’ administration of the Trusts, conforms and is consistent, in all material respects, with all representations or such treatment made in the Disclosure Documents.

21

(k)	Litigation. Other than potentially with respect to any circumstance related to the offers made by Affiliates of Sprott Asset Management for the outstanding Units and related to the proxy contest with Polar Securities and its Affiliates, there is no action, suit, application, complaint, Claim, proceeding or investigation pending or threatened in writing against or involving either of the Trusts and, to the knowledge of the Trusts, no event has occurred which could reasonably be expected to give rise to any such action, suit, application, complaint, Claim, proceeding or investigation. Except for any Order that may be issued in respect of costs in connection with the proceedings commenced by the Trusts against Sprott Asset Management and certain of its Affiliates before the Ontario Superior Court of Justice on June 24, 2015, there is no judgment, decree, injunction, rule or Order of any court, Governmental Authority, commission, board, bureau, agency or arbitrator outstanding against either Trust. There is no regulatory review proceeding or field audit pending or, to the knowledge of the Trusts, threatened, by or against either of the Trusts. Other than correspondence received from the Ontario Securities Commission and the U.S. Securities and Exchange Commission following the public announcement of any of the offers made by Affiliates of Sprott Asset Management for the outstanding Units and related to the proxy contest with Polar Securities and its Affiliates, neither of the Trusts has received any correspondence from any Governmental Authority involving either of the Trusts or within the past three years other than in the normal course and in connection with the qualification of securities of a Trust pursuant to a prospectus, routine audits or enquiries or Taxes.

(l)	Exchange. The securities of the Trusts are listed for trading on the Exchange and all requirements of the Exchange in respect of the Trusts have, in all material respects, been observed.

(m)	Reporting Issuer. Each of the Trusts is a reporting issuer in all of the provinces and territories of Canada (except Quebec in the case of SBT) and CGT is a reporting issuer in the United States under the U.S. Exchange Act. Neither of the Trusts appears on the list of issuers in default as maintained by the Canadian securities regulatory authorities and, to the knowledge of the Trusts, neither of the Trusts, as applicable, is in default of any requirement of applicable securities laws of any of the provinces and territories of Canada in any material respect. CGT and SBT are foreign private issuers as defined in Regulation S under the U.S. Securities Act under U.S. securities laws.

(n)	Declarations of Trust. The SBT Declaration of Trust and the CGT Declaration of Trust, complete and accurate copies of which have been provided to Purpose or are available on SEDAR, are in full force and effect and, except as required in connection with the Transaction, are not in the process of being amended, other than as contemplated by the Transactions. Except as determined by the Ontario Superior Court of Justice in connection with the proceedings commenced by the Trustees, in their capacity as trustees and on behalf of the Trusts, against Sprott Asset Management and certain of its Affiliates on June 24, 2015, where amendments and restatements, as the case may be, have been made to the SBT Declaration of Trust or the CGT Declaration of Trust, such amendments were made in compliance with all Applicable Law. Each of the Trusts has complied with and continues to comply with the current provisions of the SBT Declaration of Trust and the CGT Declaration of Trust, as the case may be, including its particular fundamental investment objectives, investment strategies and investment restrictions.

22

(o)	Disclosure Documents. None of the Disclosure Documents contained, as at the date of filing thereof, a misrepresentation. Such Disclosure Documents complied, as of the date of filing thereof, in all material respects with Applicable Law. Complete and correct copies of the Disclosure Documents for each Trust and the Trust Contracts are available on SEDAR. A material change report in respect of any material change (as defined in the Securities Act) occurring to the Trusts since the date of the most recent Disclosure Documents has been filed on SEDAR in accordance with Applicable Law.

(p)	Resolutions of Unitholders. All resolutions of the Unitholders of a Trust have been duly passed at meetings of such Trust that were duly called and held or have been effected pursuant to validly executed written resolutions of such Unitholders. The Trusts have each made available to Purpose copies of all such resolutions.

(q)	Trust Contracts

(i)	Neither of the Trusts is in default or breach in any material respect of any Trust Contract to which it is a party or by which it or its assets is bound and, to the knowledge of the Trusts, there exists no state of facts which, after notice or the passage of time, or both, would constitute such a default or breach in any material respect and each of the Trusts is entitled to all of its rights and benefits thereunder.

(ii)	To the knowledge of the Trusts, no third party to any Trust Contract to which such Trust is a party is in default or breach in any material respect of any such Trust Contract.

(iii)	Each Trust Contract is consistent in all material respects with the description thereof in the relevant Disclosure Documents.

(r)	No Material Change. With respect to each Trust, there is no material change (as defined under the Securities Act) relating to it (other than with respect to the applicable Transaction) that has not been generally disclosed and without limiting the generality of the foregoing it has not (other than with respect to the applicable Transaction) made any confidential material change filing with any securities regulator or the Exchange.

(s)	Bankruptcy. No proceedings have been taken or authorized with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of either of the Trusts.

23

(t)	Derivative Agreements. As of the date hereof, there are no derivative agreements entered into by either Trust.

(u)	Approvals, Filings and Notices. Except as contemplated in this Agreement, including filings with and Approvals of securities regulatory authorities and stock exchanges, there is no requirement under Applicable Law for either Trust to make any filing with, give any notice to or to obtain any licence, permit, certificate, registration, authorization, consent or Approval of, any Governmental Authority as a condition to the lawful consummation of the Transactions. To the knowledge of the Trusts, the Trusts have disclosed to Purpose all anticipated Approvals required to be obtained in connection with the Transactions.

(v)	Audited Financial Statements. Except as otherwise disclosed in the Disclosure Documents, the Audited Financial Statements for each Trust were prepared in accordance with IFRS, consistently applied, and such Audited Financial Statements fairly presented in all material respects the financial condition of each Trust as at their respective dates or for the periods they cover. There has been no change in the accounting policies of either Trust since the date of such Audited Financial Statements except as set forth therein.

(w)	Liabilities. There are no material liabilities of any nature, contingent or otherwise (including under guarantees or indemnity agreements) with respect to either Trust, other than: (w) those reflected or reserved against in the Audited Financial Statements of such Trust; (x) for Taxes; (y) as set forth in the Trust Contracts or Disclosure Documents, (z) liabilities referenced in Section 3.1(i) and liabilities incurred in connection with any of the offers by Affiliates of Sprott Asset Management since the date of the interim financial statements of the Trusts as at and for the period ended September 30, 2015, which as of the date of this Agreement do not exceed the amount that has been disclosed to Purpose by the Trusts in writing prior to or as of the date of this Agreement.

(x)	Absence of Conflict. Neither of the Trusts is a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, obligation, instrument, charter, by-law, Order, judgment, decree, licence, Applicable Law or authorization of a Governmental Authority that would be violated, breached by, or under which default would occur or an encumbrance would, or with notice or the passage of time would, be created as a result of the execution and delivery of, or performance of obligations under, this Agreement or any other agreement to be entered into under the terms of this Agreement.

(y)	Custodian. Canadian Imperial Bank of Commerce as custodian holds all of the bullion of the Trusts on an allocated and segregated basis in its vaults in Canada.

3.3	Representations and Warranties of Purpose

Purpose represents and warrants to each of the Trusts and each of the Administrators as follows and acknowledges that each of the Trusts and each of the Administrators is relying on these representations and warranties in entering into this Agreement and completing the transactions contemplated under this Agreement.

24

(a)	Organization and Status. Purpose is incorporated and organized, and is validly subsisting, under its laws of jurisdiction and is up-to-date in the filing of all corporate and similar returns under the laws of that jurisdiction.

(b)	Residence of Purpose. Purpose is not a non-resident of Canada within the meaning of the Tax Act.

(c)	Corporate Power. Purpose has all necessary corporate power and authority to own or lease or dispose of its undertakings, property and assets, to enter into this Agreement and the Contracts, agreements and instruments required by this Agreement to be delivered by it, and to perform its obligations under this Agreement and under the agreements and instruments required by this Agreement to be delivered by it.

(d)	Authorization. All necessary corporate action has been taken by, or will be taken at or prior to Closing, Purpose or on its part to authorize its execution and delivery of this Agreement and the Contracts, agreements and instruments required by this Agreement to be delivered by it and the performance of its obligations under this Agreement and under the agreements and instruments required by this Agreement to be delivered by it.

(e)	Enforceability. This Agreement has been duly executed and delivered by Purpose and is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, except as that enforcement may be limited by bankruptcy, insolvency and other similar laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction. Each of the Contracts, agreements and instruments required by this Agreement to be delivered by it will at the Effective Time have been, or will be at or prior to Closing, duly executed and delivered by it and will be enforceable against it in accordance with its terms, except as that enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(f)	Absence of Conflict. Purpose is not a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, obligation, instrument, charter, by-law, Order, judgment, decree, licence, Applicable Law or authorization of a Governmental Authority that would be violated, breached by, or under which default would occur or an encumbrance would, or with notice or the passage of time would, be created as a result of the execution and delivery of, or performance of obligations under, this Agreement or any other agreement to be entered into under the terms of this Agreement.

(g)	Consents. Except as may be required by applicable securities laws, there is no requirement for Purpose to make any filing with, give any notice to or obtain any consent from any Governmental Authority as a condition to the lawful consummation of the Transactions.

25

(h)	Management Agreements. Purpose has all registrations required under Applicable Law that are necessary to fulfill its duties and obligations under the SBT Management Agreement and the CGT Management Agreement.

(i)	No Finder’s Fee. Purpose has not taken, nor will take, any action that would cause the Trusts or the Administrators to become liable to any Claim for a brokerage commission, finder’s fee or other similar arrangement in connection with the Transactions.

(j)	Prospectuses. At the date of the Prospectuses, or the date of any amendment or supplement to either of the Prospectuses, the information and statements contained or incorporated by reference in the Prospectuses (in each case, except for information provided in writing by the Trusts to be included in such documents, including, for the avoidance of doubt, all financial statements and management discussion and analysis and other financial information, provided to Purpose in writing by the Trusts) will constitute full, true and plain disclosure of all material facts relating to Purpose, and will contain no misrepresentation.

(k)	Trust Meeting Materials. At the time of their delivery to the Unitholders, the information and statements contained or incorporated by reference in the Trust Meeting Materials relating to Purpose will be true and correct in all material respects and will contain no misrepresentation.

(l)	Bankruptcy. No proceedings have been taken or authorized with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of Purpose.

(m)	Compliance with Applicable Law. Purpose is conducting its business in compliance with Applicable Law in all material respects.

ARTICLE 4

NON-WAIVER; SURVIVAL

4.1	Non-Waiver

(a)	No investigations made by or on behalf of Purpose at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by the Trusts or the Administrators in or pursuant to this Agreement. No waiver of any condition or other provisions, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

26

(b)	No investigations made by or on behalf of Trusts or the Administrators at any time shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by Purpose in or pursuant to this Agreement. No waiver of any condition or other provisions, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

4.2	Nature and Survival

All representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive and not merge on Closing for a period of 18 months following the Closing Date.

ARTICLE 5
PRE-CLOSING COVENANTS

5.1	Date, Time and Place of Closing

The completion of the transactions contemplated by this Agreement shall take place at the offices of Osler, Hoskin & Harcourt LLP, 100 King Street West, 1 First Canadian Place, 63rd Floor, P.O. Box 50, Toronto, Ontario, M5X 1B8, on the Closing Date at 10:00 a.m. (Toronto time).

5.2	The Management Agreements and the Bullion Services Agreements

(a)	The Parties, as applicable, agree to negotiate in good faith the SBT Management Agreement, the CGT Management Agreement, the SAL Agreement and the CGM Agreement.

(b)	As soon as possible following the date of this Agreement, the SBT Management Agreement, the CGT Management Agreement, the SAL Agreement and the CGM Agreement shall be executed and delivered by the applicable parties to such agreements prior to and effective on the Closing Date.

(c)	In addition to Section 5.2(b), immediately following the Approval by the SBT Unitholders of the SBT Transaction, the SBT Management Agreement shall be executed and delivered by the parties to such agreement.

(d)	In addition to Section 5.2(b), immediately following the Approval by the CGT Unitholders of the CGT Transaction, the CGT Management Agreement shall be executed and delivered by the parties to such agreement.

(e)	The SBT Management Agreement, the CGT Management Agreement, the SAL Agreement and the CGM Agreement shall (i) be in form and substance satisfactory to the applicable parties to such agreements, acting reasonably, (ii) reflect the applicable fee arrangements and other applicable provisions provided in this Agreement which, for the avoidance of doubt, shall not exceed, in the aggregate, as a percentage of total assets (as “total assets” is defined in the administrative services agreement in effect as of the date of this Agreement between CGT and the CGT Administrator and the administrative services agreement in effect as of the date of this Agreement between SBT and the SBT Administrator, as the case may be), the fees earned as of the date of this Agreement by the CGT Administrator in respect of CGT and the SBT Administrator in respect of SBT, and (iii) not include a provision for termination of Purpose, the SBT Administrator or the CGT Administrator, without cause.

27

5.3	Investigation

(a)	During the Interim Period, the Trusts and the Administrators shall permit Purpose’s authorized Representatives to have reasonable access to the premises of the Trusts and the Administrators, including reasonable access to the Books and Records, to make such investigations of the Trusts and the provision of management and/or advisory services to the Trusts (including their legal, financial and tax condition and their compliance with Applicable Law) as Purpose deems necessary or desirable, acting reasonably, it being understood that those investigations will be carried out during normal business hours and without undue interference with the operations of the Trusts or the Administrators, and the Trusts and the Administrators shall use commercially reasonable efforts to facilitate those investigations and furnish copies of such Books and Records as may be reasonably requested by or on behalf of Purpose.

(b)	During the Interim Period, Purpose shall permit the Trusts’ and the Administrators’ authorized Representatives to have reasonable access to the premises of Purpose to make such investigations of Purpose as the Trusts and the Administrators deem necessary or desirable, acting reasonably, it being understood that those investigations will be carried out during normal business hours and without undue interference with the operations of Purpose, and Purpose shall use commercially reasonable efforts to facilitate those investigations by or on behalf of the Trusts and the Administrators.

(c)	At any of the Parties’ request, the other Parties shall co-operate with and assist in arranging any meetings that a Party should reasonably request with: (i) officers and senior employees of such Party; service providers or dealers or others who have or have had a business relationship with such Party; and (ii) auditors, solicitors or any other Persons engaged or previously engaged to provide services to such Parties who have knowledge of matters relating to the Trusts.

5.4	Conduct Prior to Closing

(a)	During the Interim Period, each the Trusts and the Administrators shall:

(i)	Conduct Business in the Ordinary Course – except as otherwise contemplated or permitted by this Agreement, conduct its business in the ordinary course, consistent with past practice and regular customer service and business policies and not, without the prior written consent of Purpose, enter into any transaction which, if effected before the date of this Agreement, would constitute a breach of the representations, warranties or agreements of the Trusts or the Administrators, as the case may be, contained in this Agreement;

28

(ii)	Trust Contracts – not, at its instance, amend the Trust Contracts to which it is a party;

(iii)	Maintain Good Relations – use all reasonable efforts to maintain good relations with their respective employees, Unitholders and service providers;

(iv)	Continue Insurance – continue in force all policies of insurance maintained by or for the benefit of the Trusts and the Administrators, as the case may be, and give all notices and present Claims under all insurance policies in a timely fashion;

(v)	Comply with Laws – comply with all Applicable Law in all material respects;

(vi)	Approvals – cooperate with Purpose and use all reasonable efforts to obtain and diligently assist Purpose in obtaining all necessary consents, Approvals and authorizations under any Applicable Law;

(vii)	Communications with Third Parties – promptly advise Purpose orally and, if then requested, in writing, of any written or oral communications with any other Person (other than Purpose or its Representatives), including communications with Governmental Authorities and the Exchange, which relate to the transactions contemplated by this Agreement, including any communications with respect to an Alternative Transaction or otherwise; and

(viii) Advise of Changes – promptly advise Purpose orally and, if then requested, in writing (i) of any fact or any change in the business, operations, affairs, assets, liabilities, capitalization, financial condition or prospects of Trusts or the Administrators, as the case may be, that could have a Material Adverse Effect; and (ii) of any breach by the Trusts or the Administrators, as the case may be, of any covenant or agreement contained in this Agreement.

(b)	During the Interim Period, Purpose shall:

(i)	Communications with Third Parties – promptly advise the Trusts and the Administrators orally and, if then requested, in writing, of any written or oral communications with any other Person (other than the Trusts, the Administrators or their respective Representatives), including communications with Governmental Authorities and the Exchange, which relate to the transactions contemplated by this Agreement;

(ii)	Approvals – cooperate with the Trusts and the Administrators and use all reasonable efforts to obtain and diligently assist the Trusts and the Administrators in obtaining all necessary consents, Approvals and authorizations under any Applicable Law;

29

(iii)	Comply with Laws – comply with all Applicable Law in all material respects; and

(iv)	Advise of Changes – promptly advise the Trusts and the Administrators orally and, if then requested, in writing of any breach by Purpose of any covenant or agreement contained in this Agreement.

5.5	Exclusive Dealings

(a)	Except as expressly permitted by this Section 5.5, during the Interim Period, the Trusts and the Administrators shall not, directly or indirectly, or through their Representatives, and shall cause each of their Affiliates not to, and shall not permit their and their respective officers, directors, employees, consultants, agents and other advisors to: (a) entertain, solicit, seek, initiate, encourage, knowingly facilitate, promote (including by way of discussion, negotiation, furnishing of information, or entering into any agreement, arrangement or understanding), or (b) furnish or cause to be furnished any information to any Persons (other than Purpose or its Representatives), or (c) negotiate or otherwise pursue, any proposal or discussions, in each case, in connection with any possible transaction involving the sale of the shares of the Administrators, the Units or a majority of the assets of the Trusts, no matter how structured, including without limitation by sale of all or any significant or controlling part of the Trusts or the Administrators, or by any merger or other business combination involving the Trusts or the Administrators or otherwise, or any other transaction that would require an amendment to either the SBT Declaration of Trust or the CGT Declaration of Trust that would require Approval of the SBT Unitholders or the CGT Unitholders, as the case may be, other than the transactions contemplated by this Agreement with Purpose (each of the foregoing proposals or discussions, whether written or oral, an “Alternative Transaction”). The Trusts and the Administrators shall immediately notify Purpose in writing of (i) the receipt during the Interim Period of any proposal for an Alternative Transaction or any requests for any information relating to the Administrators or the Trusts or for access to the properties, Books and Records relating to the Trusts any communication by a Person who has informed the Trusts or the Administrators that such Person is considering making, or has made, a proposal for an Alternative Transaction, and (ii) the general nature of any such Alternative Transaction. Each of the Trusts and the Administrators shall be responsible for any breach by its Representatives of any of the provisions of this Section 5.5.

(b)	During the Interim Period, except as otherwise provided in this Agreement, the Trusts and the Administrators shall not, directly or indirectly:

(i)	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Purpose, the recommendation of the independent trustees of the Trusts of this Agreement or the Transactions;

30

(ii)	approve, recommend or remain neutral (it being understood that publicly taking no position or a neutral position with respect to an Alternative Transaction for a period of no more than two Business Days following the public announcement of such Alternative Transaction will not be considered to be in violation of this Section 5.5 provided the Trusts and the Administrators have rejected such Alternative Transaction and affirmed their recommendation of the Transactions before the end of such two Business Day period) with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Alternative Transaction; or

(iii)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or understanding providing for any Alternative Transaction.

(c)	The Trusts and the Administrators will immediately cease and cause to be terminated any and all existing solicitations, discussions, negotiations and activities (including the provision of information) with any Person (other than Purpose and its Representatives) with respect to or which could reasonably be expected to lead to an Alternative Transaction, whether or not initiated by the Trusts or the Administrators or any of their Representatives.

(d)	Notwithstanding any other provision of this Agreement, the independent trustees of the Trusts may withdraw, modify or qualify their Approval or recommendation of the SBT Transaction and/or the CGT Transaction, as the case may be, and recommend or approve an Alternative Transaction provided that:

(i)	the Trusts and the Administrators have complied with their obligations under this Section 5.5;

(ii)	the Trust Meetings have not occurred;

(iii)	the Trusts have determined, after consultation with their legal and financial advisors, that such Alternative Transaction is a Superior Proposal and that the failure to take the relevant action would be inconsistent with their fiduciary duties to the Trusts;

(iv)	the Trusts have delivered written notice to Purpose of their determination that the Alternative Transaction is a Superior Proposal and of the intention of the Trusts to approve or recommend such Superior Proposal (the “Superior Proposal Notice”);

(v)	at least five Business Days have elapsed since the date the Superior Proposal Notice was received by Purpose which five Business Day period is referred to as the “Right to Match Period”; and

(vi)	if Purpose has required the Trusts and the Administrators to negotiate a possible amendment to the terms of the SBT Transaction and/or the CGT Transaction and this Agreement during the Right to Match Period pursuant to Section 5.5(e), and the Parties have not agreed to amend the terms of the Transactions and this Agreement in accordance with Section 5.5(e) such that the Alternative Transaction ceases to be a Superior Proposal.

31

(e)	During the Right to Match Period, Purpose will have the opportunity, but not the obligation, to require the Trusts and the Administrators to negotiate a possible amendment to the terms of the Transactions and this Agreement, and in connection therewith, the Parties shall work together in good faith for four Business Days with a view to amending the terms of the Transactions and this Agreement in a manner that will permit the independent trustees of the Trusts to determine, in good faith in the exercise of their fiduciary duties, that such amendments to the Transactions and this Agreement, if implemented, would result in the Alternative Transaction ceasing to be a Superior Proposal. If the Trusts and the Administrators determine that the Alternative Transaction would cease to be a Superior Proposal (assuming that the amendments to the Transactions and this Agreement are implemented), the Parties shall enter into an amendment to this Agreement reflecting the agreed amended terms of the Transactions and this Agreement.

(f)	The independent trustees of the Trusts will promptly reaffirm their recommendation of the Transactions by press release after: (i) any Alternative Transaction is publicly announced or made and the independent trustees of the Trusts determine it is not a Superior Proposal; or (ii) the independent trustees of the Trusts determine that a proposed amendment to the terms of the Transactions would result in the Alternative Transaction not being a Superior Proposal, and Purpose has so amended the terms of such transactions. Purpose will be given a reasonable opportunity to review and comment on the form and content of any such press release.

(g)	If the Trusts provide Purpose with a Superior Proposal Notice on a date that is less than five Business Days prior to the Trust Meetings, if requested by Purpose, the Trusts shall adjourn the meetings to a date that is not less than five Business Days and not more than ten Business Days after the date of such notice, provided, however, that the meetings shall not be adjourned or postponed to a date later than the fifth Business Day prior to the Outside Date.

ARTICLE 6
CONDITIONS OF CLOSING

6.1	The Trusts’ and the Administrators’ Conditions of Closing

Each of the Trusts and the Administrators shall be obligated to complete their respective Transaction only if each of the following conditions precedent applicable to their respective Transaction has been satisfied in full on or before the applicable Closing Date (each of which conditions precedent is acknowledged to be for the exclusive benefit of the applicable Trust and the applicable Administrator) or waived, in whole or in part, by the applicable Trust and the applicable Administrator in their sole discretion:

32

(a)	all of the representations and warranties of Purpose made in this Agreement shall be true and correct in all material respects as at the Effective Time with the same effect as if made at and as of the Effective Time (except as (i) those representations and warranties may be affected by events or transactions (A) expressly permitted by this Agreement or (B) approved in writing by the applicable Trust and/or the Administrator, as the case may be, or (ii) would not be reasonably expected to have a material adverse effect on the business, financial condition, assets or liabilities of Purpose or the ability of Purpose to complete the transactions contemplated by this Agreement);

(b)	Purpose shall have complied with or performed in all material respects all of the obligations, covenants and agreements under this Agreement to be complied with or performed by it at or prior to Closing;

(c)	With respect to the SBT Transaction, (i) the SAL Agreement shall have been executed and delivered by Purpose to the SBT Administrator, and (ii) the SBT Management Agreement shall have been executed and delivered by the parties to such agreement;

(d)	With respect to the CGT Transaction, (i) the CGM Agreement shall have been executed and delivered by Purpose to the CGT Administrator, and (ii) the CGT Management Agreement shall have been executed and delivered by the parties to such agreement;

(e)	the applicable Trust and the applicable Administrator shall receive the following deliveries at or prior to Closing:

(A)	all instruments necessary or reasonably required for Purpose to act as the investment fund manager of such Trust in accordance with the SBT Management Agreement or the CGT Management Agreement, as the case may be;

(B)	in respect of Purpose:

(1)	a certificate of status or its equivalent under the laws of the jurisdiction governing its corporate existence; and

(2)	certified copies of: (i) its constating documents, (ii) all resolutions of its shareholders and board of directors authorizing the execution, delivery and performance of this Agreement as well as Contracts, agreements, instruments, certificates, and other documents required by this Agreement to be delivered by Purpose to the other Parties to this Agreement, and (iii) a list of its officers and directors authorized to sign this Agreement together with specimen signatures; and

33

(C)	a certificate of Purpose in respect of its representations and warranties set out in Section 3.3 and in respect of its covenants and other obligations set out in this Agreement;

(f)	with respect to the SBT Transaction, the requisite Approval of the SBT Unitholders of the SBT Transaction shall have been obtained;

(g)	with respect to the CGT Transaction, the requisite Approval of the CGT Unitholders of the CGT Transaction shall have been obtained;

(h)	all necessary Approvals (including the requisite Approval of the Exchange and any other stock exchange upon which the Units of the applicable Trust will be listed) required in connection with such Transaction shall have been obtained;

(i)	no Applicable Law shall have been enacted, which is likely to result in an Order prohibiting the completion of the applicable Transaction;

(j)	there shall have been no breach by Purpose of Section 5.4(b) in any material respect (without giving effect to any materiality qualification contained in Section 5.4(b));

(k)	on the Closing Date, there shall be no active, pending or threatened litigation in any court or any proceeding or investigation by any Governmental Authority in which it is or may be sought to restrain or prohibit consummation of the applicable Transaction; and

(l)	there shall be no adverse material change in the business, affairs, financial condition or operations of Purpose between the date of this Agreement and the Closing Date.

6.2	Purpose’s Conditions of Closing

Purpose shall be obliged to complete each of the Transactions only if each of the following conditions precedent applicable to the particular Transaction has been satisfied in full on or before the applicable Closing Date (each of which conditions precedent is acknowledged to be for the exclusive benefit of Purpose) or waived, in whole or in part, by Purpose in its sole discretion:

(a)	all of the representations and warranties of each of the applicable Trust and the Administrator made in this Agreement shall be true and correct in all material respects as at the Effective Time with the same effect as if made at and as of the Effective Time (except as (i) those representations and warranties may be affected by events or transactions (A) expressly permitted by this Agreement or (B) approved in writing by Purpose, or (ii) would not have a Material Adverse Effect);

(b)	each applicable Trust and Administrator shall have complied with or performed in all material respects all of the obligations, covenants and agreements under this Agreement to be complied with or performed by it at or prior to Closing;

34

(c)	with respect to the SBT Transaction, (i) the SAL Agreement shall have been executed and delivered by the SBT Administrator to Purpose, and (ii) the SBT Management Agreement shall have been executed and delivered by SBT to Purpose;

(d)	with respect to the CGT Transaction, (i) the CGM Agreement shall have been executed and delivered by the CGT Administrator to Purpose, and (ii) the CGT Management Agreement shall have been executed and delivered by CGT to Purpose;

(e)	Purpose shall receive the following deliveries at or prior to Closing:

(A)	all Books and Records;

(B)	in respect of the applicable Administrator, a certificate of status or its equivalent under the laws of the jurisdiction governing its corporate existence;

(C)	in respect of SBT, certified copies of (i) the SBT Declaration of Trust, (ii) all necessary resolutions of the SBT board of trustees and (if required by Applicable Law or the SBT Declaration of Trust) SBT Unitholders approving the SBT Transaction and the execution, delivery and performance of this Agreement as well as Contracts, agreements, instruments, certificates, and other documents required by this Agreement to be delivered by SBT and the SBT Administrator to Purpose; and (iii) a list of its officers and trustees authorized to sign this Agreement together with specimen signatures;

(D)	in respect of CGT, certified copies of (i) the CGT Declaration of Trust, (ii) all necessary resolutions of the CGT board of trustees and (if required by Applicable Law or the CGT Declaration of Trust) CGT Unitholders approving the CGT Transaction and the execution, delivery and performance of this Agreement as well as Contracts, agreements, instruments, certificates, and other documents required by this Agreement to be delivered by CGT and the CGT Administrator to Purpose; and (iii) a list of its officers and trustees authorized to sign this Agreement together with specimen signatures;

(E)	a certificate of the applicable Administrator in respect of its representations and warranties set out in Section 3.1, and in respect to its covenants and other obligations set out in this Agreement and, in respect of there having been no Material Adverse Effect between the date of this Agreement and the Closing Date; and

35

(F)	a certificate of the applicable Trust in respect of its representations and warranties set out in Section 3.2, and in respect to its covenants and other obligations set out in this Agreement and, in respect of there having been no Material Adverse Effect between the date of this Agreement and the Closing Date;

(f)	all necessary Approvals (including the requisite Approval of the Exchange and any other stock exchange upon which the Units of the applicable Trust will be listed) required in connection with such Transaction shall have been obtained;

(g)	with respect to the SBT Transaction, the requisite Approval of the SBT Unitholders of the SBT Transaction shall have been obtained;

(h)	with respect to the CGT Transaction, the requisite Approval of the CGT Unitholders of the CGT Transaction shall have been obtained;

(i)	no Material Adverse Effect shall have occurred since the date of this Agreement;

(j)	there shall have been no breach by the applicable Trust or applicable Administrator of Section 5.4(a) in any material respect (without giving effect to any materiality qualification contained in Section 5.4(a));

(k)	no Applicable Law shall have been enacted, which is likely to result in an Order prohibiting the completion of the applicable Transaction; and

(l)	on the Closing Date, there shall be no active, pending or threatened litigation in any court or any proceeding or investigation by any Governmental Authority in which it is or may be sought to restrain or prohibit consummation of the applicable Transaction.

ARTICLE 7
TERMINATION

7.1	Termination Rights

This Agreement may, by notice in writing given at or prior to Closing, be terminated with respect to the CGT Transaction and/or the SBT Transaction:

(a)	by mutual agreement of the applicable Parties to such Transaction;

(b)	by any of the Parties to such Transaction if Closing has not occurred by 11:59 p.m. (Toronto time) on the Outside Date, provided that no Party may terminate this Agreement under this Section 7.1(b) if it has failed to perform any one or more of its material obligations or covenants under this Agreement required to be performed at or prior to Closing and Closing has not occurred because of such failure;

(c)	by Purpose with respect to a Transaction if there has been a material breach of any provision of this Agreement by the applicable Trust or the applicable Administrator and such breach has not been cured within 10 Business Days following notice of such breach by Purpose;

36

(d)	by the applicable Trust or the applicable Administrator if there has been a material breach of any provision of this Agreement by Purpose and such breach has not been cured within 10 Business Days following notice of such breach by such Trust and Administrator;

(e)	by any of the Parties to the SBT Transaction, if, following the conclusion of the Trust Meeting of SBT Unitholders, the requisite Approval of the SBT Transaction by the SBT Unitholders is not obtained;

(f)	by any of the Parties to the CGT Transaction, if, following the conclusion of the Trust Meeting of CGT Unitholders, the requisite Approval of the CGT Transaction by the CGT Unitholders is not obtained; and

(g)	by Purpose with respect to such Transaction, if prior to the applicable Trust Meeting:

(i)	the independent trustees of the applicable Trust fail to reaffirm their Approval of the applicable Transaction within three Business Days of any written request by Purpose (or, in the event that the applicable Trust Meeting shall be scheduled to occur within such three Business Day period, prior to the time of such Trust Meeting) (as such recommendations are referred to in Section 2.1, Section 3.2(e) and Section 2.2(c)(i));

(ii)	the independent trustees of the applicable Trust withdraw, modify, change or qualify their Approval or recommendation of such Transaction in any manner adverse to Purpose; or

(iii)	the independent trustees of the applicable Trust or Administrator recommend or approve, or publicly propose to recommend or approve, an Alternative Transaction.

7.2	Effect of Termination

(a)	If a Party waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfillment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

(b)	If this Agreement is terminated with respect to a Transaction, the Parties are released from all of their obligations under this Agreement in respect of such Transaction, except that:

(i)	each Party’s obligations under Section 1.2(c), Section 9.1, Section 10.1, Section 10.2 and Section 10.4 will survive; and

(ii)	if this Agreement is terminated by a Party because of a material breach of this Agreement by the other Party, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired.

37

ARTICLE 8

INDEMNIFICATION

8.1	Indemnification by the Trusts

Each Trust, severally (and not jointly or jointly and severally), hereby indemnifies and holds harmless Purpose and its officers, directors and employees (the “Purpose Indemnified Parties”) from and against, and agrees promptly to defend the Purpose Indemnified Parties from and reimburse the Purpose Indemnified Parties for, any and all Damages which the Purpose Indemnified Parties may at any time suffer or incur, or become subject to, as a result of or in connection with:

(a)	any breach or inaccuracy of any of the representations and warranties made by such Trust in or pursuant to this Agreement or in any Contract, agreement, instrument, certificate or other document delivered by such Trust pursuant to this Agreement;

(b)	any failure by any Trust to carry out, perform, satisfy and discharge in all material respects any of its covenants, agreements, undertakings, liabilities or obligations under this Agreement or under any of the documents and materials delivered by any Trust pursuant to this Agreement;

(c)	any obligations and/or liabilities of such Trust, except to the extent such obligation and/or liability results from a breach of this Agreement by Purpose;

(d)	any misrepresentation or alleged misrepresentation contained in any information included or incorporated by reference in the Trust Meeting Materials of such Trust other than information provided by Purpose in writing pursuant to Section 2.2(c)(ii), including as a result of any Order made, or any inquiry, investigation or proceeding instituted by any Governmental Authority based on such a misrepresentation or alleged misrepresentation;

(e)	any misrepresentation or alleged misrepresentation contained in any information included or incorporated by reference in the Prospectus of such Trust, or in any amendment or supplement thereto, as applicable, that was provided by such Trust in writing pursuant to Section 2.2(d)(i) including as a result of any Order made, or any inquiry, investigation or proceeding instituted by any Governmental Authority based on such a misrepresentation or alleged misrepresentation;

(f)	any Claim brought by any Governmental Authority or any Unitholder against Purpose in respect of such Trust arising out of a matter occurring prior to Closing;

(g)	any legal proceeding to which such Trust is a party at any time on or prior to the Closing Date, or to which it becomes a party after the Closing Date, arising from facts or circumstances that existed at any time on or prior to the Closing Date; and

(h)	any Taxes required to be paid by such Trust relating to any period that ended on or before the Closing Date.

38

8.2	Indemnification by the Administrators

Each Administrator, severally (and not jointly or jointly and severally), hereby indemnifies and holds harmless the Purpose Indemnified Parties from and against, and agrees promptly to defend the Purpose Indemnified Parties from and reimburse the Purpose Indemnified Parties for, any and all Damages which the Purpose Indemnified Parties may at any time suffer or incur, or become subject to, as a result of or in connection with:

(a)	any breach or inaccuracy of any of the representations and warranties made by such Administrator in or pursuant to this Agreement or in any Contract, agreement, instrument, certificate or other document delivered by such Administrator pursuant to this Agreement;

(b)	any failure by such Administrators to carry out, perform, satisfy and discharge in all material respects any of its covenants, agreements, undertakings, liabilities or obligations under this Agreement or under any of the documents and materials delivered by such Administrator pursuant to this Agreement;

(c)	any obligations and/or liabilities of such Administrator, except to the extent such obligation and/or liability results from a breach of this Agreement by Purpose;

(d)	any misrepresentation or alleged misrepresentation contained in any information included or incorporated by reference in the Trust Meeting Materials provided by such Administrator in writing, including as a result of any Order made, or any inquiry, investigation or proceeding instituted by any Governmental Authority based on such a misrepresentation or alleged misrepresentation;

(e)	any misrepresentation or alleged misrepresentation contained in any information included or incorporated by reference in the Prospectuses, or in any amendment or supplement thereto, as applicable, that was provided by such Administrator in writing, including as a result of any Order made, or any inquiry, investigation or proceeding instituted by any Governmental Authority based on such a misrepresentation or alleged misrepresentation; and

(f)	any legal proceeding to which such Administrator is a party at any time on or prior to the Closing Date, or to which it becomes a party after the Closing Date, arising from facts or circumstances that existed at any time on or prior to the Closing Date.

8.3	Indemnification by Purpose

Purpose hereby indemnifies and holds harmless the Trusts and the Administrators, as the case may be, and their respective officers, directors, trustees and employees (the “Trust Indemnified Parties”) from and against, and agrees promptly to defend the Trust Indemnified Parties from and reimburse the Trust Indemnified Parties for, any and all Damages which the Trust Indemnified Parties may at any time suffer or incur, or become subject to, as a result of or in connection with:

39

(a)	any breach or inaccuracy of any representations and warranties made by Purpose in or pursuant to this Agreement or in any Contract, agreement, instrument, certificate or other document delivered pursuant to this Agreement;

(b)	any failure by Purpose to carry out, perform, satisfy and discharge any of its covenants, agreements, undertakings or obligations under this Agreement or under any of the documents and materials delivered by Purpose pursuant to this Agreement;

(c)	any obligations and/or liabilities of Purpose, except to the extent such obligation and/or liability results from a breach of this Agreement by the Trusts or the Administrators, as applicable;

(d)	any misrepresentation or alleged misrepresentation contained in any information included in the Circulars that was provided in writing by Purpose pursuant to Section 2.2(c)(ii), including as a result of any Order made, or any inquiry, investigation or proceeding instituted by any Governmental Authority based on such a misrepresentation or alleged misrepresentation; and

(e)	any misrepresentation or alleged misrepresentation contained in any information included or incorporated by reference in the Prospectuses, or in any amendment or supplement thereto, as applicable, other than any information provided by the Trusts and/or the Administrators in writing pursuant to Section 2.2(d)(i), including as a result of any Order made, or any inquiry, investigation or proceeding instituted by any Governmental Authority based on such a misrepresentation or alleged misrepresentation.

8.4	General Indemnity Provisions

(a)	The amounts for which any Party seeking indemnification (the “Indemnified Party”) shall be liable under this Agreement shall be: (i) net of any Tax benefit realized or to be realized by the Indemnified Party by reason of the facts and circumstances giving rise to the liability; and (ii) calculated by taking into account any Tax required to be paid by the Indemnified Party as a result of any payment made to it pursuant to this Article 8, but not including any Tax that arises as a result of a reimbursement for Tax pursuant to this clause.

(b)	A Party seeking indemnity under this Article 8 shall promptly notify the other Party or Parties (the “Indemnifying Party”) of any Claim, action or proceeding for which indemnification will be sought under this Article 8, and the Indemnifying Party will have the right, at their expense, to assume the defense thereof using counsel acceptable to the Indemnified Party; provided, however, that the Indemnified Party shall have the right to participate, at its own expense, with respect to any such Claim, action or proceeding and that no such Claim, action or proceeding shall be settled without its prior written consent. In connection with any such Claim, action or proceeding, such Parties shall cooperate with each other and provide each other with access to relevant Books and Records in their possession.

40

(c)	After the time periods referred to in Article 4 (as applicable), no Party shall have any liability or obligations to the other Party in respect of any inaccuracy in or breach of any representation or warranty contained in this Agreement or any Contract, agreement, instrument, certificate or other document executed or delivered pursuant to this Agreement, except for (and only to the extent of) any Claim in respect of which the other Party has provided notice to the Party making the representation or warranty prior to the expiry of those time limits, and in that event, only on the terms and conditions of and to the extent provided for in this Article 8.

8.5	Indemnification Procedures for Third Party Claims

(a)	In the case of Claims made by a third party with respect to which indemnification is sought, the Indemnified Party shall give prompt notice, and in any event within 10 days, to Indemnifying Party of any such Claims made upon it. If the Indemnified Party fails to give such notice, such failure shall not preclude the Indemnified Party from obtaining such indemnification but its right to indemnification may be reduced to the extent that such delay prejudiced the defense of the Claim or increased the amount of liability or cost of defense.

(b)	The Indemnifying Party shall have the right, by notice to the Indemnified Party given not later than 30 days after receipt of the notice described in Section 8.5(a), to assume the control of the defense, compromise or settlement of the Claim, provided that such assumption shall, by its terms, be without cost to the Indemnified Party and provided the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with the terms contained in this Section in respect of that Claim.

(c)	Upon the assumption of control of any Claim by the Indemnifying Party as set out in Section 8.5(b), the Indemnifying Party shall diligently proceed with the defense, compromise or settlement of the Claim at its sole expense, including if necessary, employment of counsel and experts reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall cooperate fully, but at the expense of the Indemnifying Party with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party’s control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct such defense. The Indemnified Party shall also have the right to participate in the negotiation, settlement or defense of any Claim at its own expense.

(d)	The final determination of any Claim pursuant to this Section, including all related costs and expenses, shall be binding and conclusive upon the Parties as to the validity or invalidity, as the case may be, of such Claim against the Indemnifying Party.

41

(e)	If the Indemnifying Party does not assume control of a Claim as permitted in Section 8.5(b), the Indemnified Party shall be entitled to make such settlement of the Claim as in its sole discretion may appear advisable, and such settlement or any other final determination of the Claim shall be binding upon the Indemnifying Party.

8.6	Limitations

(a)	Notwithstanding any other provision of this Article 8, in no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, exemplary, incidental, consequential, special or indirect damages.

(b)	Nothing in this Agreement in any way restricts or limits the general obligation at Applicable Law of an Indemnified Party to mitigate any loss which it may suffer or incur by reason of the breach by an Indemnifying Party of any representation, warranty, covenant or obligation of the Indemnifying Party under this Agreement. If any claim can be reduced by any recovery, settlement or otherwise under, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the Indemnified Party shall take all appropriate steps to enforce such recovery, settlement or payment.

8.7	Trustee and Agent

Each Party acknowledges that Purpose is acting as trustee and agent for the Purpose Indemnified Parties and that the Trusts and Administrators are acting as trustee and agent for the Trust Indemnified Parties, as applicable, on whose behalf and for whose benefit the indemnity in Section 8.1 and Section 8.3, as the case may be, is provided and that such remaining Indemnified Parties shall have the full right and entitlement to take the benefit of and enforce such indemnity notwithstanding that they may not individually be parties to this Agreement. Each Party agrees that the other Parties may enforce the indemnity for and on behalf of the applicable Indemnified Parties and, in such event, the Party from whom indemnification is sought will not in any proceeding to enforce the indemnity by or on behalf of such remaining Indemnified Parties assert any defense thereto based on the absence of authority or consideration or privity of contract and irrevocably waives the benefit of any such defense.

ARTICLE 9
CONFIDENTIALITY

9.1	Confidential Information

(a)	For purposes of this Section 9.1, “Confidential Information” shall include any information of or relating to a Party (a “Disclosing Party”) that is disclosed to, or received by another Party (a “Receiving Party”) either directly or indirectly, in writing, electronic form, orally, or by visual or physical inspection. Confidential Information shall not, however include any information which the Receiving Party can establish: (A) was publicly known and made generally available in the public domain prior to the time of disclosure to the Receiving Party by the Disclosing Party; (B) became publicly known and made generally available after disclosure to the Receiving Party by the Disclosing Party through no breach of this Agreement by the Receiving Party; or (C) is lawfully in the possession of the Receiving Party without an obligation or confidentiality or other restriction, at the time of disclosure.

42

(b)	The Receiving Party acknowledges that the Disclosing Party has and shall continue to have all right, title and interest in and to the Confidential Information disclosed by it to the Receiving Party. The Receiving Party further acknowledges that the Disclosing Party is entitled to protect the Confidential Information as provided for in this Section 9.1 and any disclosure by the Disclosing Party hereunder to the Receiving Party will be subject to the Receiving Party complying with all of the terms, covenants and conditions of this Section 9.1.

(c)	The Receiving Party covenants and agrees with the Disclosing Party as follows: (A) to treat all Confidential Information disclosed by the Disclosing Party as confidential and use the same degree of care as it uses to protect its own confidential information and no less than reasonable care to prevent the unauthorized use, dissemination or publication of the Confidential Information; (B) to hold such Confidential Information in trust for the Disclosing Party and not to use, or permit any of its Representatives to use any of the Confidential Information except for the purpose of the SBT Transaction and the CGT Transaction, as applicable; (C) to limit the disclosure of the Confidential Information to Representatives of the Receiving Party who have a direct need-to-know in order to complete the Transactions, and to take all such steps as are necessary to ensure that such Representatives abide by the terms of this Section 9.1; and (D) upon the termination of this Agreement otherwise than upon Closing to return forthwith to the Disclosing Party or as directed by it all Confidential Information, and destroy forthwith any and all copies, including electronic copies, of the Confidential Information and any reports or data based thereon whether made by the Receiving Party or any other party and certify to the Disclosing Party that this provision has been complied with. Notwithstanding the foregoing, if the laws in the Receiving Party’s jurisdiction require the Receiving Party to preserve the Disclosing Party’s Confidential Information for a certain time period, the Receiving Party may preserve the Disclosing Party’s Confidential Information for such time period, provided that (i) during such time period the terms hereof shall continue to govern in respect of such Confidential Information and (ii) at the expiration of such time period, the Receiving Party shall return forthwith to the Disclosing Party or as directed by it all Confidential Information, and destroy forthwith any and all copies, including electronic copies, of the Confidential Information and any reports or data based thereon whether made by the Receiving Party or any other party and certify to the Disclosing Party that this Section 9.1 has been complied with.

43

(d)	The Receiving Party acknowledges that a breach of this Section 9.1 will give rise to irreparable harm for which there may be no adequate remedy at law. Accordingly, the Disclosing Party may seek and obtain injunctive relief against the Receiving Party to restrain the breach or threatened breach of the foregoing provisions, in addition to any other legal remedies which may be available, and the Receiving Party hereby further agrees not to contest any such injunction and releases the Disclosing Party from the requirement to post a bond or other security in connection with same to the extent permitted by Applicable Law, and to the extent permitted by law, the Receiving Party hereby stipulates and agrees to the entry of an ex parte injunction. The Receiving Party further acknowledges and agrees that the covenants contained herein are necessary for the protection of the Disclosing Party and are reasonable in scope and content.

ARTICLE 10

GENERAL

10.1	Public Notices

The Parties shall jointly plan and co-ordinate any public notices, press releases, and any other public announcements concerning the transactions contemplated by this Agreement and no Party shall act in this regard without the prior Approval of the others, such Approval not to be unreasonably withheld, unless such disclosure is required to meet timely disclosure obligations of any Party under Applicable Law or stock exchange rules in circumstances where prior consultation with the other Party is not practicable and a copy of such disclosure is provided to the other Party at such time as it is made available to the regulatory authority.

10.2	Expenses

The Expenses shall be borne and paid in the following manner:

(a)	In the event the SBT Transaction is successfully completed and Closing occurs, Purpose shall bear and pay (i) its Agreement Expenses relating to such Transaction, (ii) an amount up to and including $50,000 of the Other Transaction Expenses that the Parties, in the aggregate, incur with respect to such Transaction and (iii) 50% of any Other Transaction Expenses relating to such Transaction that the Parties, in the aggregate, incur, in excess of $50,000 and the remaining 50% of any Other Transaction Expenses relating to such Transaction that the Parties, in the aggregate, incur, in excess of $50,000 shall be borne and paid by the SBT Administrator.

(b)	In the event the CGT Transaction is successfully completed and Closing occurs, Purpose shall bear and pay (i) its Agreement Expenses relating to such Transaction, (ii) an amount up to and including $300,000 of the Other Transaction Expenses that the Parties, in the aggregate, incur with respect to such Transaction, and (iii) 50% of any Other Transaction Expenses relating to such Transaction that the Parties, in the aggregate, incur, in excess of $300,000 and the remaining 50% of any Other Transaction Expenses relating to such Transaction that the Parties, in the aggregate, incur, in excess of $300,000 shall be borne and paid by the CGT Administrator.

44

(c)	Except as provided in Section 10.2(d) and Section 10.2(e), in the event a Transaction is not successfully completed and Closing of such Transaction does not occur, (i) Purpose shall bear and pay its Agreement Expenses with respect to such Transaction, and (ii) the applicable Trust shall be responsible to bear and pay the Other Transaction Expenses that Purpose incurs with respect to such Transaction that have been pre-approved by the Trust (provided that such Other Transaction Expenses shall be pre-approved by the Trust without undue delay so long as such Other Transaction Expenses are reasonable).

(d)	In the event this Agreement is terminated pursuant to Section 7.1(c) or Section 7.1(g) with respect to such Transaction, and Closing of such Transaction does not occur, SBT shall bear and pay (i) the Other Transaction Expenses relating to such Transaction, and (ii) up to and including $25,000 of the Agreement Expenses that Purpose incurs with respect to such Transaction (and any amount in excess of $25,000 shall be borne and paid by Purpose).

(e)	In the event this Agreement is terminated pursuant to Section 7.1(c) or Section 7.1(g) with respect to such Transaction, and Closing of such Transaction does not occur, CGT shall bear and pay (i) the Other Transaction Expenses relating to such Transaction and (ii) up to and including $225,000 of the Agreement Expenses that Purpose incurs with respect to such Transaction (and any amount in excess of $225,000 shall be borne and paid by Purpose).

(f)	All other Expenses incurred by the Trusts and Administrators shall be borne and paid by the Trusts and Administrators, as the case may be.

10.3	No Liability of Trustees or Unitholders

Subject to the provisions of the SBT Declaration of Trust and the CGT Declaration of Trust, as the case may be, the Parties acknowledge and agree that the obligations of the Trusts hereunder are not personally binding upon any trustee or Unitholder thereof and resort shall not be had to, nor shall recourse or satisfaction be sought from, any trustee of the Trusts or Unitholder or the private property of any trustee of the Trusts or Unitholder, but the property of the Trusts only shall be bound by such obligations.

10.4	Pre-Existing Indemnity Agreements

(a)	Before and after Closing, SBT shall comply with all of its obligations to the present and former trustees and officers of SBT under any indemnity agreement between such individual and SBT and under the SBT Declaration of Trust and the agreements and rights to indemnification or exculpation as are set forth therein. Such rights to indemnification or exculpation shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights of present and former officers and trustees of SBT for a period of 6 years from the Closing Date.

(b)	Before and after Closing, CGT shall comply with all of its obligations to the present and former trustees and officers of CGT under any indemnity agreement between such individual and CGT and under the CGT Declaration of Trust and the agreements and rights to indemnification or exculpation as are set forth therein. Such rights to indemnification or exculpation shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights of present and former officers and trustees of CGT for a period of 6 years from the Closing Date.

45

10.5	Notices

Any notice, consent or Approval required or permitted to be given in connection with this Agreement (in this Section 10.4 referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or email:

(a)	in the case of a Administrators at:

55 Broadleaf Crescent
Ancaster, Ontario
L9G 3P2

Attention:	J.C. Stefan Spicer
Fax:	905-648-4196
Email:	spicer@gold-trust.com or spicer@silverbulliontrust.com

(b)	in the case of a Notice to the Trusts at:

55 Broadleaf Crescent
Ancaster, Ontario
L9G 3P2

Attention:	Bruce Heagle
Fax:	905-648-4196
Email:	info@gold-trust.com or info@silverbulliontrust.com

with a copy to the Corporate Secretary of the Trusts at:

55 Broadleaf Crescent
Ancaster, Ontario
L9G 3P2

Attention:	Corporate Secretary
Fax:	905-648-4196
Email:	info@gold-trust.com or info@silverbulliontrust.com

(c)	in the case of a Notice to Purpose at:

130 Adelaide St. W., Suite 1700

Toronto, Ontario

M5H 3P5

Attention:	Som Seif
Fax:	416-583-3851
Email:	soms@purposeinvest.com

46

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section 10.4.

10.6	Assignment

No party may assign this Agreement or any of the benefits, rights or obligations under this Agreement without the prior written consent of the other Parties.

10.7	Enurement

This Agreement enures to the benefit of and is binding upon the Parties and their respective heirs, attorneys, guardians, estate trustees, executors, trustees and permitted assigns and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

10.8	Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or Approval by any Party, is binding unless executed in writing by the Party to be bound thereby.

10.9	Further Assurances

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing.

10.10	Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles together constitute one and the same agreement.

[Signature page follows]

47

IN WITNESS WHEREOF each Party has caused this Agreement to be signed by its duly authorized officers and to be effective as of the date first written above.

PURPOSE INVESTMENTS INC.

By:	(Signed) “Som Seif”
Name: Som Seif
Title: President and CEO

SILVER ADMINISTRATORS LTD.

By:	(Signed) “J. C. Stefan Spicer”
Name: J. C. Stefan Spicer
Title: President

SILVER BULLION TRUST

By:	(Signed) “Bruce Heagle”
Bruce Heagle, in his capacity as trustee and not in his personal capacity

CENTRAL GOLD MANAGERS INC.

By:	(Signed) “J. C. Stefan Spicer”
Name: J. C. Stefan Spicer
Title: President

CENTRAL GOLDTRUST

By:	(Signed) “Bruce Heagle”
Bruce Heagle, in his capacity as trustee and not in his personal capacity

Definitive Agreement